

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

August 12, 2008

Via Mail and Fax

Thomas M. Friel
Executive Vice President, Chief Accounting Officer and Treasurer
Station Casinos, Inc.
1505 South Pavilion Center Drive
Las Vegas, NV 89135

> **RE: Station Casinos, Inc.**
> **Form 10-K for the Year Ended December 31, 2007**
> **Form 10-Q for the Period Ended March 31, 2008**
> **Form 8-K Furnished May 12, 2008**
> **File Number: 001-06075**

Dear Mr. Friel:

We have reviewed the above referenced filings and have the following comments. Unless otherwise indicated, we believe you should revise future filings in response to our comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within 10 business days from the date of this letter.

Form 10-K for the Year Ended December 31, 2007

Management's Discussion and Analysis, page 33
Critical Accounting Policies, page 51

1. Your disclosures here should address specifically why your accounting estimates or assumptions bear the risk of change. The disclosure should provide greater insight into the quality, sensitivity and variability regarding all key assumptions, judgments, uncertainties and estimates that have or may materially affect your financial condition or operating performance. To the extent practicable and material, you should provide quantitative disclosure, with an analysis of how actual results may differ from your estimates under different assumptions and conditions that you have considered. Refer to Section V of the staff's "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations," available on our website at http://www.sec.gov/rules/interp/33-8350.htm, for further guidance. Please revise your disclosure accordingly, and provide us with a copy of your intended revised disclosure.

Notes to the Consolidated Financial Statements, page 64
Note 1. Revenues and Promotional Allowances, page 68

2. We note that you record a liability for the estimated cost of the outstanding points under the rewards programs that you believe will be ultimately redeemed. Please tell us and revise to disclose your basis for determining this estimated cost. Also, clarify whether your accrual includes amounts for accounts that have not yet reached necessary redemption levels but for which you anticipate will do so.

Note 5. Goodwill and Other Intangible Assets, page 74

3. Please describe for us in detail the nature of the customer relationships for which you estimate a useful life of 25 years.

Note 7. Investments in Joint Ventures, page 75

4. Please disclose the amount of consolidated retained earnings that represents undistributed earnings of 50% or less owned persons accounted for by the equity method pursuant to Rule 4-08(e)(2) of Regulation S-X.

Form 10-Q for the Quarterly Period Ended March 31, 2008

Notes to Condensed Consolidated Financial Statements, page 6
Note 2. Acquisition of Station Casinos, Inc., page 8

5. We note your disclosure that the allocation of the purchase price in the acquisition of Station Casinos is still subject to refinement and finalization. In this regard, please

disclose in your next and subsequent Form 10-Qs, as appropriate, the material uncertainties that remain and amounts that may materially change in refining and finalizing the allocation. Provide us with a copy of your intended disclosure.

Note 4. Investments in Joint Ventures, page 10

6. Please explain to us and disclose the accounting treatment for the difference between your respective investments in joint ventures and your underlying equity in each, pursuant to paragraph 20.a(3) of APB 18. Tell us how you accounting treatment complies with paragraphs 19.b and n of APB 18.

Management's Discussion and Analysis, page 26
Results of Operations, page 27
Management Fees, page 29

7. Based on your disclosures, it appears that managing operations of others is one of your principal operations, for which associated revenues and expenses should be reported on a gross basis. However, based on your disclosures here and similarly in your latest Form 10-K, it appears that management fees revenue is net of associated expenses. Please explain to us the basis under GAAP for your presentation. In particular, tell us how your presentation complies with the requirements of EITF 99-19. Tell us the gross amount of each of management fees revenue and the associated expenses for each of the last 3 fiscal years and latest interim period.

Liquidity and Capital Resources, page 30

8. We note your disclosure that the cost of "maintenance" is included in the amount reported as capital expenditures in the investing section of your statements of cash flows for the latest annual and interim periods, and that such amounts are a material component thereof. Please (i) quantify for us the significant components of these investments that are attributable to these "maintenance" costs and describe the nature of such costs, (ii) explain to us why it is appropriate to capitalize maintenance and provide us an underlying accounting policy, (iii) explain to us with specificity how you differentiate between repairs and maintenance that are expensed as incurred from maintenance that is capitalized, and (iv) tell us whether you capitalize any internal payroll costs as it relates to maintenance. As part of your response in regard to (iii), if you state that maintenance that appreciably extends the life, increases the capacity, or improves the efficiency or safety of an underlying asset, please (a) explain with specificity how you measure the change and make these determinations and (b) provide us with examples.

9. Based on your disclosure on page 31 and the amount of capital expenditures reported in the statement of cash flows for the 2008 interim period, it appears that capital expenditures will be less than $120 million for all of 2008. This is a significant reduction from the amount of capital expenditures reported in each of the three

preceding fiscal years. Please disclose in your next Form 10-Q the reason for this reduction. Additionally, disclose whether you expect capital expenditures to remain at such levels in the foreseeable future and any expected effect of reduced levels of capital expenditures on future operations and growth prospects. Provide us with a copy of your intended disclosure.

10. In connection with the preceding comment, please disclose in your Form 10-K the amount of capital expenditures planned or expected in the ensuing year pursuant to Item 303(A)(2)(i) of Regulation S-K. Refer to section III.B of Release 33-6835, available on our web site at http://www.sec.gov/rules/interp/33-6835.htm, for further guidance.

Item 4. Controls and Procedures, page 43

11. The conclusion of the effectiveness of your "disclosure controls and procedures" appears qualified in that specific reference is made to only a portion of the definition of "disclosure controls and procedures" as defined in Exchange Act rules 13a-15(e) and 15d-15(e). Please represent to us whether or not your disclosure controls and procedures so defined were qualified in any respect. If qualified, please explain to us the facts and circumstances. In future filings, ensure that your conclusion refers to all aspects of your disclosure controls and procedures.

Form 8-K Furnished May 12, 2008
Exhibit 99.1

12. Please ensure to present with prominence the GAAP measure comparable to "EBITDA" wherever "EBITDA" is presented in the release, pursuant to Item 10(e)(1)(i)(A) of Regulation S-K. For example, there is no comparable GAAP measure to the "EBITDA" amount presented in the "Las Vegas Market Results" section of the release.

13. We note you calculate "EBITDA" differently than that defined as "EBITDA" in Release No. 33-8176 as solely "earnings before interest, taxes, depreciation and amortization." Accordingly, please change the description of your measure to more accurately describe what it represents. Refer to question and answer 14 of the "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" ("FAQ"), available on our website at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm, for further guidance.

14. The answer to question 8 of the FAQ referred to above identifies disclosure that may be necessary when a non-GAAP performance measure excludes a recurring charge. (The answer to question 15 of the FAQ discusses the applicability of answer 8 to "EBITDA.") Since your "EBITDA" measure excludes a number of recurring charges, please expand your disclosure consistent with the answer to question 8. In particular, disclose the usefulness to investors of disregarding interest, depreciation

and rent expense, given the significance of debt, property and equipment and use of leased facilities to your operations, and other items eliminated from your non-GAAP measure. Also consider demonstrating how the measure provides a basis of your ability to incur and service debt and incur capital expenditures. Please provide us with any revised disclosure that you intend to include in future filings.

15. Please explain to us and disclose why reconciling items for "lease terminations" and "rent expense" are applicable to only certain of the reconciliations presented.

16. From your disclosures, it appears you intend "EBITDA" to also be a measure of cash flows. In this regard, please prominently present the comparable GAAP cash flow measure, and reconcile "EBITDA" to this measure, pursuant to Item 10(e)(i)(A) and (B). Additionally, disclose the substantive reasons specific to your circumstances in demonstrating the usefulness of the measure in this context.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosures in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Doug Jones at 202-551-3309 with any questions. You may also contact me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief